Filed by Pixar Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Pixar

Commission File No.: 0-26976

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 24, 2006 (the “Merger Agreement”), by and among The Walt Disney Company (“Disney”), Lux Acquisition Corp., a wholly owned subsidiary of Disney (“Merger Sub”), and Pixar (“Pixar”). On January 24, 2006, Pixar and Disney held a conference call to announce the transaction. The following is a transcript of that conference call.

January 24, 2006, 5:15 P.M.

The Walt Disney Company and Pixar Animation Studios Conference Call

Corporate Participants

Wendy Webb

The Walt Disney Company—SVP, IR

Bob Iger

The Walt Disney Company—President, CEO

Steve Jobs

Pixar—Chairman, CEO

Tom Staggs

The Walt Disney Company—Sr. EVP, CFO

Conference Call Participants

Anthony Noto

Goldman Sachs—Analyst

William Drewry

Credit Suisse—Analyst

Kathy Styponias

Prudential—Analyst

Lowell Singer

S.G. Cowen—Analyst

Jeff Logsdon

Harris Nesbitt—Analyst

Jason Bazinet

Citigroup—Analyst

Doug Mitchelson

Deutsche Bank—Analyst

David Miller

Sanders Morris Harris—Analyst

Presentation

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Walt Disney investor relations conference call. At this time, all of our participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s prepared remarks. (OPERATOR INSTRUCTIONS).

I would now like to turn the presentation over to your host for today’s call, Wendy Webb, Senior Vice President of Investor Relations for The Walt Disney Company.

Wendy Webb—The Walt Disney Company—SVP, IR

Hi. Good afternoon and thanks for joining us. On the call with us in Emeryville today are Bob Iger, Disney’s President and CEO; Steve Jobs, Pixar’s Chairman and CEO; and Tom Staggs, Disney’s Chief Financial Officer. Ed Catmull, Pixar’s President, and Simon Bax, Pixar’s CFO, have also joined us for the call. Without further ado, let’s get started, Bob.

Bob Iger—The Walt Disney Company—President, CEO

Thanks, Wendy. First of all, we want to apologize for being late. We had a great session with Pixar’s employees and then did a few interviews with the press. It took a little bit longer than expected. As you can imagine, this is a very important day for the people who work at Pixar, and it was worth it to spend more time with them. And so, again, we are sorry. Because we are late, we will limit our opening remarks to just a few short comments and then enable you to ask us questions.

As many of you know, at Disney we have been really focused these last few months on the importance of great content, which really drives the Company. And I’ve said a number of times, when you think about all the content that The Walt Disney Company has made over the years, nothing is as valuable or nothing has created as much value as great animation, whether it was dating back to Walt’s early days in the business or that great era here in the late 80’s through the mid ‘90s under Michael, from Little Mermaid to Lion King.

And we have watched, over the last number of years, Pixar create some of the most memorable, highest-quality films ever made in this genre, and it did the shareholders of The Walt Disney Company a lot of good. But that relationship was about to end, and as I considered all the different possibilities in terms of how to return Disney Animation to greatness, it was clear to me that maintaining a relationship with Pixar was essential.

So Steve Jobs and I began talking about it, came up with a bunch of ideas. In the end, the idea of an acquisition surfaced, and over the last few months, as all the necessary parties made all the necessary considerations, it came to fruition. And I sit here today at Pixar being not only incredibly excited about this deal, but feeling even more optimistic about the future of The Walt Disney Company with Pixar as part of it, with Steve as a member of our Board, with Ed Catmull running animation, with John Lasseter being Chief Creative Officer and someone that’s going to give The Walt Disney Company a lot of creative input in, I’m certain, a lot of directions.

Steve?

Steve Jobs—Pixar—Chairman, CEO

You know, as we approached the end of our relationship with Disney and looked at our future, we sort of saw a fork in the road, where we were headed for a Lucasfilm type distribution agreement on one side or, as Bob and I started to talk more, potentially joining—throwing in with Disney, joining Disney and doing what we did today on the other fork in the road.

And the more we thought about it, the more we thought about becoming part of Disney and being able to make our films without being two independent companies with two independent shareholder bases, with two independent agendas, but really everybody focused just on the films and the stories and the characters, and then being able to leverage those assets through Disney’s incredible array of unique distribution channels and other creative assets like the theme parks, we got very excited. And after a lot of soul-searching and thinking and, of course, getting to know Bob, we came to the conclusion that this looked to be the most exciting path to Pixar’s future. And so we decided to do it. We are extremely excited about this.

Tom Staggs—The Walt Disney Company—Sr. EVP, CFO

I thought I would fill in a couple of blanks on the transaction, although the press release lays it out pretty well. We’re issuing 2.3 Disney shares for each Pixar share in the transaction. Pixar has roughly 125 million shares on a fully-diluted basis, and so you get to the transaction value. There’s a little over $1 billion in cash on Pixar’s balance sheet, so the net value of the transaction is around $6.3 billion.

And I think that the strategic value to us of this was very clear, but of course we also had to be convinced that this transaction made sense for both sets of our shareholders, and we are very much convinced that that’s the case. Based on Pixar’s inherent strengths and our estimates of the benefits of the combination with Disney, we believe the transaction is going to create value over time.

Now, the technical and creative talent at Pixar and their approach to great filmmaking make us confident that Pixar’s success at the box office will continue. At the same time, we recognize that not every single film will always be a blockbuster. But we factored into our analysis the current trends affecting the theatrical and home video windows and feel comfortable with that, as well.

We see strong and significant incremental value opportunities from this acquisition over and above Pixar’s strong base business. Of course, consistent with what Bob and Steve just said, we’ll see consolidation of all the profit and potential from the Pixar library, their current and their future films and the character franchises that Pixar has created and will create in the future. We obviously retain any future distribution fees that might have been paid under a different scenario by Pixar and can eliminate some duplicative public company costs.

But more importantly, we think this transaction will have a very positive impact on Disney Feature Animation. We fundamentally believe that the leadership of Ed Catmull and John Lasseter will mean that the combined entities will be much more than the sum of the parts on their own. We also think that this deal can help us maximize the potential value from any sequels to existing films that we may make in the future. It also means that the great Pixar intellectual property can be deployed and leveraged across all of Disney’s traditional businesses—theme parks, consumer products, et cetera.

And, importantly, it provides us with an even broader base of creative properties, through which we can capture and capitalize on some of the new digital distribution opportunities and emerging business models that we’re seeing out there and that are coming on every day. And of course, we think that we can also capitalize on the combined strength of our creative properties that give us a broader presence and accelerate our opportunities for international growth at the same time.

Now, consistent with and in connection with this transaction, the Board has increased our share repurchase authorization to a total of 400 million shares. And, given our current expectations of cash flow, we would intend to repurchase an amount equal to all the shares issued in this transaction, probably by the end of fiscal 2007, including something like $5 billion or more in repurchase over the next 12 months.

The transaction will be dilutive in fiscal 2006—although we would only have a partial year, we anticipate closing by the beginning of the summer—and modestly dilutive in 2007. But given our expectations for the future performance of animation and the potential benefits from this acquisition, we believe the transaction can be accretive to earnings by fiscal 2008. As such, for Disney overall, we remain comfortable with the target we set for double-digit average annual growth in earnings per share through at least 2008.

We have talked a lot in the past about the fact that we’re committed to allocating capital to businesses that we think make strategic sense. And fundamental to those strategies are that they enhance our ability to create and own high-quality sought-after content that can cut through the array of entertainment choices that are available to consumers. And this certainly fits that bill. We’re also interested in deploying capital where we can sustain a competitive advantage and also ultimately deliver excess returns to our shareholders. And we think we’re going to do that here, as well.

This acquisition is very consistent with those principles. And, to put it simply, we feel that Pixar will be inherently more valuable as part of The Walt Disney Company than it is on a stand-alone basis, or than it might be in combination with any other company. So the net result is a combination that we feel positive about for both companies and for their respective shareholders.

And so, with that, I think we can try to take some questions.

Question and Answer

Wendy Webb—The Walt Disney Company—SVP, IR

We will take the first question, operator.

Operator

(OPERATOR INSTRUCTIONS). Anthony Noto, Goldman Sachs.

Anthony Noto—Goldman Sachs—Analyst

Bob and Steve, I was wondering if you could elaborate with a little more detail on some of the vision you may have for exploiting the creative capabilities of Pixar technology as well as created in new types of products, maybe beyond the theatrical window, especially given what has happened with the iPod and other digital download consumer-transacted products.

And then, Tom, as it relates to the economics of the deal and the financial accretion/dilution scenarios you laid out, in 2008 the accretion scenario you laid out—what does that assume in terms of number of Pixar films, and potentially any (technical difficulty) and what would be the return on invested capital at that point in time with this deal?

Bob Iger—The Walt Disney Company—President, CEO

I think I understood the first part of the question. The goal here above all else is to make great animated films; the rest kind of takes care of itself. We have been saying as a company that this is a pretty exciting time for us and for any company that can make high-quality product, because of the so many different ways, new ways, that you can either distribute great stuff to people all over the world or that consumers can consume great product. And what Disney did with Apple on the iTunes iPod platform is about as tangible an example of that as any one that I could ever think of.

So we’re committed first to making great product, which is really what this acquisition is all about, and then secondly, being really open to getting that product to people on a well-timed, well-priced basis. And I think no one is better to address that than Steve.

Steve Jobs—Pixar—Chairman, CEO

The only other thing I would say is you may watch your favorite live-action film three, four, five times in your life. But for a great animated film, your kids may watch it dozens of times if not 100 times. And they might drag you along with them many of those times. And so the opportunities for viewing these films, both on televisions and on other types of devices, it’s huge—whether it’s the back seat of the car or what have you.

And so the most important thing here, I think, is that if we can make great animated films that really affect the culture, there’s going to be a strong demand from younger family members to watch them many, many times in many places on, probably, many devices. And so they are really hard to make, and so making them in the first place, is, as Bob said, the key.

Tom Staggs—The Walt Disney Company—Sr. EVP, CFO

With regard to the second part of your question, I think it’s important to reiterate a little bit what Bob and Steve just said, and that is that our release schedule is going to be dictated most by when we think we’ve got films that are ready to go, that are of the quality that stand up to what we aspire to with this. What my discussion with you anticipated was two animated releases in that year, and that is likely to be the case. But again, we will make the scheduling determinations based on what’s best for the product at the end of the day.

But you asked about the synergy piece. I’m not going to allocate the synergies specifically to different buckets, but I think you should assume that we feel that the lift creatively and across the rest of the business units from this acquisition is a very important part of the equation for us.

Operator

William Drewry, Credit Suisse.

William Drewry—Credit Suisse—Analyst

Thanks very much and major congratulations, both to Bob and Steve, on this landmark deal. Just a couple of questions. Just wondering when the next slate of Pixar films will be announced. I knew, Steve, that you have been holding that announcement back for a while, but it seems like the time maybe has come, so just wondering when we are going to see that.

Also wondering, for any of you, the thinking on green-lighting sequels. I know that Disney has already decided to make some of those. And can you just update us on the process there?

And then, just wondering, on the Disney films that you had already announced were in progress, like American Dog, Rapunzel Unbraided, et cetera — will those films continue on the same development track that they have been on? Or will that be something for future consideration?

Steve Jobs—Pixar—Chairman, CEO

On the first part of your question, we have been holding back. And what we will do now is, of course, discuss when to announce the next tranche of films with Bob and with Dick Cook, and make some decisions on that, I’m sure, in the short term. Nothing has been decided yet; we have had some other things on our minds.

Bob Iger—The Walt Disney Company—President, CEO

We are not announcing any changes to the slate that Disney has already announced at this point. But Ed Catmull and John Lasseter are going to get into it, meet with the people at Disney Animation, be reporting to them and we will go from there.

Operator

Kathy Styponias, Prudential.

Kathy Styponias—Prudential—Analyst

I guess a couple of questions—one for you, Tom. I didn’t see it in the press release, so I assume there isn’t any, but I was wondering if there were any collars on the deal.

And, second, to the extent that John Lasseter is basically Head Creative Director of Animation, how much say-so does he have over how the Pixar properties or any of the properties, for that matter, get extended? So, for example, does he have final decision-making power over whether or not we will see a Toy Story Broadway musical?

Tom Staggs—The Walt Disney Company—Sr. EVP, CFO

I’ll answer the first question because it’s quick. It’s a fixed exchange ratio, 2.3; there’s no collar in either direction.

Bob Iger—The Walt Disney Company—President, CEO

One of the things that’s really important to us in doing this is that the Pixar culture be protected and be allowed to essentially continue, because it is such an incredibly important ingredient to the success of making these movies. Not only is the environment right to work in, but it’s a magnet for attracting talent.

So when you bring in good people and you provide them with a great environment to work in and a great culture, it grows in size, in effect, because it attracts so much more. And having been part of companies that have been taken over twice, I’m very sensitive to what can happen when a company is bought, in terms of the impact on the level of productivity, on morale, on the ability to both retain and attract people.

So we spent a lot of time talking about that when we negotiated this deal. And I am really deeply committed to seeing to it that Pixar is allowed to exist in the form that it has existed, because that, in my opinion, is the single greatest thing we can do to ensure that Pixar continues to be successful.

Steve Jobs—Pixar—Chairman, CEO

And in answer to your specific question about John, obviously Bob Iger is the CEO of the company, so the buck stops with him. But John is going to be working directly for Bob, and I think he has always had strong feelings on the exploitation of the stories and characters.

Operator

Lowell Singer, S.G. Cowen.

Lowell Singer—S.G. Cowen—Analyst

I have three quick questions. First, Steve, I was hoping you could address this question of sequels and which ones you are interested in making and which ones you think you will make and whether that has changed here.

Second, I’m wondering if you can talk a little bit about how you hope that John and his team can influence the creation of the Disney animated product.

And finally, Tom, for you, looking out beyond 2008, if you look out five to eight years, as I’m sure you did when you went through the analysis of this deal, can you talk about what sorts of assumptions you made in the model with regard to output in an average year, both from the Pixar and the Disney side?

Steve Jobs—Pixar—Chairman, CEO

In terms of sequels, one of the great things about this combination of Disney and Pixar is that if there are going to be sequels, we will get a chance to make them. And I think we have some feelings as to which sequels we would like to see made, but we are not ready to announce anything today. But I think we feel very strongly that if the sequels are going to be made, we want the people that were involved in the original films involved in the sequels. And this combination is just going to remove all the barriers for maximizing the potential of those assets, I think.

And in terms of Ed and John, as you know, Ed Catmull is going to be the President of Disney Animation, working for Bob and Dick Cook, and John is going to be the Chief Creative Officer for Animation and the Principal Creative Advisor for the theme parks, also working for Imagineering, also working for Bob. John, of course, is a force of nature that a lot of people know about. Ed is one of the real killers at Pixar that fewer people know about, but he’s awesome. And I think that Ed and John together are going to be able to help provide maybe a slightly different culture at Disney Feature Animation, which will possibly maximize some of the talent that’s there to make even better films. That’s our hope.

Bob Iger—The Walt Disney Company—President, CEO

In thinking about where Disney was headed in animation, and spending a lot of time thinking about the sequels to the Pixar films, as a parent who has really enjoyed them thoroughly over the years, it was really important to me that the people who made the films originally — who had the vision, who knew the characters and the essence of these films—get a shot at making any films that were derivative of those films.

I think in order for those films to be successful, then they have to be made by people that kind of live and breathe those worlds and those characters. And while Disney might have been able to make them, Pixar making them is just so much different—not to take away from the talent of other people who might have been picked to make them. But when you have those characters so much inside you, you have a much better ability to create new stories and new lives, in effect, for them.

So some of the value here is really derived from just that. It’s the dynamic of allowing the people who made these films initially to make the sequels. I think that the results for Disney and its shareholders will be dramatic.

Steve Jobs—Pixar—Chairman, CEO

And one of the other things, too, is that the way we approach these sequels is sort of looking at Godfather II and The Empire Strikes Back. We don’t think there’s any reason that a sequel can’t be as good or even better than the original. And we certainly strived for that with Toy Story 2. So we don’t see sequels as second-class citizens; we see them as first-class citizens. And as Bob said, there’s nobody to try to make a film as good or better than the original than the people involved with the original.

Tom Staggs—The Walt Disney Company—Sr. EVP, CFO

You asked about the pace of output beyond that point in time. The first thing I’d say is that what Bob and Steve have just said about the approach to putting out movies is the most important part of the equation. It’s much more important—the quality is much more important, we think, at the end of the day than quantity. However, as you know, Pixar is on track to make one film per year right now and Disney is on a track of about one film per year. We are comfortable with that pace. It could be that there will be years above that level, but we’ll let the movie-making process, as has been described here, dictate that and dictate whether or not we are above that pace.

I think it’s also important to know that we do look for the additional creative impact of this acquisition throughout the organization and throughout our other platforms as a part of the value in this deal, not limited to but including the attraction of talent in the future and where we deploy that talent and certainly, as Steve described, having the force of nature of John Lasseter focused on theme parks part of the time and really helping drive the creativity of the overall organization. As we’ve said, we think that’s fundamentally what we rise and fall on.

Operator

Jeff Logsdon, Harris Nesbitt.

Jeff Logsdon—Harris Nesbitt—Analyst

Congratulations, everyone. Steve, perhaps you can take a minute and just help us all — this is more of a slow pitch over the middle of the plate. But one of the real unsung heroes, I think, at Pixar has been Ed Catmull. And maybe for investors that don’t know him quite as well, maybe you can talk about some of the things he’s done within Pixar and how that might help this company going forward.

Steve Jobs—Pixar—Chairman, CEO

Sure. That will be a pleasure. Ed was the first person at Pixar that I ever met when he was running the computer room at Lucasfilm. And Ed shared with me a dream that he’d had since graduate school to make the world’s first computer-animated feature film; it was Ed’s dream. And I bought into it both spiritually and financially, and John Lasseter bought into it, too. But it was Ed’s dream from the beginning, and it took us ten years, but we actually did it.

The thing that enabled us to do it was the incredible team of people we were able to build here at Pixar and the culture we were able to create. And that was more difficult than it sounds, because half the people were from a creative background—artists, sculptors, animators — and half were from a technical background. And generally, the creative people were from Hollywood, and the technical people were from Silicon Valley, though not always so, and really came from quite different cultures. And Ed, more than anyone else, was able to really create a culture that views the best of both of those, and where each one was on the same level, where there weren’t second-class citizens.

Oftentimes, you go into a creative culture, and they think of technology as just something you buy. Oftentimes in Silicon Valley, engineers are prized above all else, and they don’t understand the creative process at all. Ed, more than anyone else, provided that leadership to create this very unique Pixar culture.

And of course, Ed has been the President of Pixar for many years now, and really run the Company on a day-to-day basis, and has just done a fantastic job. And we always have challenges, but I don’t know of anybody better than Ed to really go into a situation and listen carefully, end up understanding the underlying problems and finding a remedy for them. And he’s one of the most trusted and beloved people at the Company. So I think he’s going to do a fantastic job in this new expanded role, and I think he’s going to be able to bring some things to Disney Feature Animation, and also bring some things to Bob Iger and Dick Cook, who he’ll be working for, both jointly.

Operator

Jason Bazinet, Citigroup.

Jason Bazinet—Citigroup—Analyst

Just one quick question for Mr. Iger. I guess, if you look at today’s announcement with Pixar and the potential deal of selling the radio stations, I guess there’s two ways we can look at it. One is kind of two transactions or potential transactions in a vacuum, and another is kind of more aggressively moving Disney towards content and away from distribution. I was wondering if you could just comment on the right way to think about that, and any future moves that we might anticipate out of Disney.

Bob Iger—The Walt Disney Company—President, CEO

Well, the Pixar transaction and the consideration in terms of radio are completely separate, made for different reasons. And, while you may conclude that there’s some pattern or connection, we really don’t look at it that way. I articulated the reasons why this makes so much sense. We’ll continue to look at all of our assets with an eye toward where they might be going from a growth perspective, what their future looks like, how they fit into the overall Walt Disney Company, how into effect we can better create shareholder value from them, either as a private company or divested. So there’s no connection at all.

Operator

Doug Mitchelson, Deutsche Bank.

Doug Mitchelson—Deutsche Bank—Analyst

The question is for Bob and Tom. I guess you guys thought Cars looked pretty good. So for Bob, this is obviously a bold move. I was just hoping you could define for us what you feel are the key risks in making the deal a good deal for Disney. And are there any early steps you’re taking to moderate those risks, such as locking up key talent?

And then, separately for Tom, when you say accretive to fiscal year 2008, I just wanted to make sure—are you applying the full benefit of the share repurchase against the Pixar purchase to get to that accretion?

Bob Iger—The Walt Disney Company—President, CEO

Doug, I saw Cars—I don’t know, about a month ago — in its entirety up here at Pixar. And I can tell you that it’s one of the best films I’ve ever seen. It’s sensational; I can’t wait for the rest of the world to see it. I guess there’s a screening of it in Detroit the night before the Super Bowl that Dick Cook and John Lasseter are going to be at, and that, I think, being the first time that a larger audience gets to see it. I wish it were June already, for the world to see.

Any time you are putting money behind or in a creative process, there are risks associated with it. I’ve spent my life in businesses that were creatively driven—back to my ABC Sports days or ABC in primetime through all the years at Disney. So I know all too well that when you invest in that direction, there are risks associated. That’s always the primary risk. But Pixar obviously has had a track record that is unrivaled. And the reason for that is that they have managed to attract and keep great talent because of the environment that they have created.

To the point that I made earlier about that environment, I fully trust that as long as we as a Company can protect that environment, maintain it, we will continue to keep the best people, and the results will be obvious. We’ll do extremely well. So a lot of what has gone into thinking about perpetuating the culture is tied to making sure that one of the primary risks, which is the ability to keep talent or to attract talent, is lessened greatly.

Tom Staggs—The Walt Disney Company—Sr. EVP, CFO

With regard to the accretion analysis, as you know, there’s considerable cash on the Pixar balance sheet and, obviously, debt capacity. We factor that cash and capacity into our analysis on an accretion/dilution basis, and we’re comfortable with the accretion in 2008 on that basis. Now, additional share repurchase activity above that, which we do plan to pursue, can be accretive in its own right and should improve upon that, as well. But the accretion/dilution in 2008 projection is based on the existing capacities and the cash and leverage the Pixar brings to the table.

Wendy Webb—The Walt Disney Company—SVP, IR

We have time for just one more question, please.

Operator

David Miller, Sanders Morris Harris.

David Miller—Sanders Morris Harris—Analyst

Steve, a couple questions for you. As you surveyed the possibility of doing a Lucasfilm-style deal with someone other than Disney— say, for example, Fox, Time Warner, Sony, et cetera — what was it about that particular move that you found unattractive, if at all? Was there something in dealing with the people at those particular distributors that you found unattractive — be it either personalities, egos, direction, et cetera—that may have forced you to just kind of reconsider that and come back to the idea of doing this deal and being acquired by The Walt Disney Company?

And also, second question, as you know, a sizable portion of the animators and storyboard artists at Pixar are Disney alums, and suffice it to say, may be a little nervous at the prospect of punching in time cards for their old alma mater. What, if anything, can you share with us that you may have said to them prior to this call this afternoon?

Steve Jobs—Pixar—Chairman, CEO

Well, again, I would have to say that as we explored Lucasfilm-type deals, we saw a lot of attractive things. We met a lot of smart, nice people who courted us and made us feel really wanted. So the reason that we did this deal wasn’t because we didn’t think we had some pretty good options; it’s because we thought this was the best option by far. And the reason is because no matter who else we strike another deal with, we’re still going to be two separate companies with two separate sets of shareholders and two different agendas. And Disney is the only company with animation in their DNA, and the only company that we think has this incredible connection of unique assets like the theme parks that are very attractive to us, as well. And they are the only company that has Bob Iger, who we have grown to like a lot and to trust.

So we ended up doing this deal because we can get rid of all of the stuff that has nothing to do with making these movies, and we can focus on making the movies, which is what Pixar does best. There’s a whole lot of things we don’t do that I’m as proud of as what we do, that have enabled us to stay focused on what we love, which is making these movies. And this is going to let us stay focused on that, and yet have the entire leverage of The Walt Disney Company to move these characters and stories out into the culture through their really unique collection of assets.

So it wasn’t that somebody else was unattractive; they were pretty attractive. But nobody could offer us what Disney could offer as. And in addition to that, as you know, counting Cars, we have seven children together. And keeping the family together is also a really nice benefit of this relationship.

In terms of our employees that are Disney alums, Pixar is still going to be called Pixar. We are going to be a part of Disney, but we are also going to keep our culture. And most of the time that Bob and I have spent talking about this hasn’t been about economics. It has been about preserving the Pixar culture, because we all know that that’s the thing that’s going to determine the success here in the long run. And I think we have really thought this through pretty well. And time will tell, but I’m very encouraged and excited about it.

So I think we’ve got incredibly talented people here, and they are all really smart. And I think they are going to get pretty excited about this, too.

Wendy Webb—The Walt Disney Company—SVP, IR

Thanks for joining us today. Please note that an investor presentation is now posted to the Disney and Pixar investor relations website.

Certain statements on this conference call may constitute forward-looking statements under the securities laws. These statements were made on the basis of views and assumptions of The Walt Disney Company and Pixar management regarding future events and business performance as of the time the statements were made, and management does not undertake any obligation to update these statements. The statements are subject to a number of risks and uncertainties, and actual results may differ materially from those expressed or implied in light of a variety of factors, including factors contained in the annual report on Form 10-K of The Walt Disney Company and Pixar’s Form 10-Q and in other filings with the Securities and Exchange Commission.

This concludes the Disney and Pixar conference call.

Operator

Ladies and gentlemen, we thank you for your participation in today’s conference. This does conclude your presentation, and you may now disconnect.

For Additional Information:

This material is not a substitute for the prospectus/proxy statement Disney and Pixar will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Disney and Pixar with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.

Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.